

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2021

Daniel L. Hodges
Chief Executive Officer
ComSovereign Holding Corp.
500 Quorum Drive, Ste. 400
Dallas, TX 75254

  Re: ComSovereign Holding Corp.
    Registration Statement on Form S-1
    Filed February 5, 2021
    File No. 333-252780

Dear Mr. Hodges:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Thomas Jones at 202-551-3602 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Eric M. Hellige, Esq.